UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

WOUND MANAGEMENT TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

98211X106

(CUSIP Number)

Howell, S. Oden, Jr.,  Wound Management Technologies, Inc.  1200 Summit Avenue, Suite 414  Fort Worth,  Texas  76102  Phone : 827-529-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWELL S ODEN JR

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
42,092,429

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
42,092,429

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,092,429

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.8*%

14	TYPE OF REPORTING PERSON
IN

* The percentage is calculated based upon 236,642,901 outstanding shares of Common Stock, as reported on the Issuer's Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2018.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $.001 par value ("Common Stock"), of Wound Management Technologies, Inc., a Texas corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1200 Summit Ave, Suite 414, Fort Worth, Texas 76102.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by S. Oden Howell, Jr. (the "Reporting Person").

(b)	The business address of Mr. Howell is 1200 Summit Avenue, Suite 414, Fort Worth, Texas 76102.

(c)	Mr. Howell is the President of Howell & Howell Contractors, Inc.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On February 19, 2018, the Solomon Oden Howell Revocable Trust converted all principal and interest under that certain promissory note, dated as of June 15, 2015, in the principal amount of $600,000, into 11,325,678 shares of the Company's Common Stock. On February 19, 2018, the Solomon Oden Howell Revocable Trust converted 9,745 shares of the Company's Series C Convertible Preferred Stock, together with all accrued but unpaid dividends thereon, into a total of 10,799,586 shares of the Company's Common Stock.
On February 27, 2018, the Solomon Oden Howell Revocable Trust converted 16,535 shares of the Company’s Series C Convertible Preferred Stock, together with all accrued but unpaid dividends thereon, into a total of 19,817,586 shares of the Company’s Common Stock. The Reporting Person is the trustee of the Solomon Oden Howell Revocable Trust.

Item 4.	Purpose of Transaction

Common Stock acquired by the Reporting Person is held for investment purposes. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may, from time to time, depending on various factors, including the Issuer’s financial position and strategic direction, the price of the Common Stock, laws and regulations applicable to the Issuer and its industry, and general economic and industry conditions, take such actions with respect to its investment in the Issuer as the Reporting Person deems appropriate at the time, including changing his intentions with respect to matters required to be disclosed in this Schedule 13D. The Reporting Person may (i) acquire or dispose of Common Stock or other securities of the Issuer, including derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer in the open market or otherwise; (ii) nominate or recommend candidates to serve on the Issuer’s board of directors; (iii) enter into or amend agreements with respect to voting, holding or disposing of securities; (iv) engage in discussions with management, the board of directors, other stockholders and other relevant parties about, or take other actions concerning, corporate transactions or the Issuer’s business, strategy, plans, prospects, structure, board composition, management, capitalization, dividend policy or corporate documents; or (v) propose or consider any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
The information set forth on rows 11 and 13 of the cover pages of this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based upon 236,642,901 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2018.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	None.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)
No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock subject to this Schedule 13D, except as follows: The beneficiaries of the Solomon Oden Howell Revocable Trust possess the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer’s securities upon distribution of assets from the trust.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2019	By:	/s/ Solomon Oden Howell, Jr.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)